Exhibit 23.1




The Board of Directors
Meridian Bancorp, Inc.

     We consent to the use of our report incorporated herein by reference and to the reference to our firm under the heading "Experts" in the registration statement. The report of KPMG Peat Marwick LLP covering the aforementioned financial statements contains an explanatory paragraph which discusses that the Company adopted the provisions of the Financial Accounting Standards Board's Statement of Financial Accounting Standards
No. 115, Accounting for Certain Investments in Debt and Equity Securities, and No. 112, Employers' Accounting for Postemployment Benefits, in 1994 and No. 106, Employers' Accounting Postretirement Benefits Other Than Pensions, and No. 109, Accounting for Income Taxes, in 1993.

                              /s/ KPMG PEAT MARWICK LLP

August 30, 1995
Philadelphia, PA